Exhibit 4.2

DATED 13 MAY 2004

BRITISH SKY BROADCASTING GROUP PLC

and

JAMES RUPERT MURDOCH

SERVICE AGREEMENT

Herbert Smith Exchange House Primrose Street London EC2A 2HS Tel: 0171 374-8000 Fax: 0171 374-0888 Ref: 2148/30843367

AGREEMENT dated 13 May 2004

BETWEEN:

(1)	BRITISH SKY BROADCASTING GROUP PLC (Company Number 2247735) whose registered office is at Grant Way, Isleworth, Middlesex TW7 5QD (the “Company”); and

(2)	JAMES RUPERT MURDOCH of Grant Way, Isleworth, Middlesex TW7 5QD (the “Executive”).

WHEREAS:

(A)	With effect from the date first above written, the Company wishes to contract with the Executive for the services of the Executive as Chief Executive and Managing Director of the Company (and each of its subsidiaries from time to time).

(B)	The Executive has agreed to provide his services in accordance with the terms and conditions hereinafter set out.

IT IS AGREED as follows:

1.	INTERPRETATION

       In this Agreement:

(a)	“associate” means a body corporate which for the time being:

(i)	is a holding company of the Company or a subsidiary (other than the Company) of such a holding company; or

(ii)	has not less than 20 percent of its equity share capital beneficially owned by such a holding company or the Company;

(b)	“the Board” means the Board of Directors from time to time of the Company;

(c)	“Cause” means the circumstances referred to in clause 16.2;

(d)	“the Chairman” means the Chairman of the Board;

(e)	“Date of Termination” means the date on which the employment of the Executive terminates, for whatever reason (save pursuant to an assignment by the Company pursuant to clause 21 below);

(f)	“Group” means the Company and each of its subsidiaries from time to time;

(g)	“subsidiary” and “holding company” have the meaning attributed to them by section 736 and 736A of the Companies Act 1985 provided that the term “subsidiary” shall also include a subsidiary undertaking (as defined in section 258 of the Companies Act 1985);

(h)	“recognised stock exchange” means any body of persons which is a recognised investment exchange for the purpose of the Financial Services And Markets Act 2000;

(i)	“Remuneration Committee” means the committee of the Board which is so titled or such other body having similar functions as the Board may from time to time designate by notice in writing to the Executive;

(j)	a reference to the employment of the Executive is to his employment by the Company or, if appropriate, any assignee pursuant to clause 21 below under this Agreement;

(k)	unless the context otherwise requires, words in the singular include the plural and vice versa, and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(l)	a reference to a statute or statutory provision includes a reference to that statute or provision as from time to time modified or re-enacted;

(m)	clause headings are for convenience only and have no legal effect.

2.	APPOINTMENT AND TERM

2.1	The Company agrees to employ the Executive and the Executive agrees to provide his services as Chief Executive and Managing Director of the Company (and of each member of the Group) or in such other capacity as the Executive and the Company may from time to time agree. During his employment under this Agreement the Executive shall be the most senior person with executive responsibility for the Company and each member of the Group.

2.2	The employment of the Executive on the terms of this Agreement will be deemed to have begun on 27 November 2003 and will continue, subject to the terms of this Agreement (and in particular clause 16), until determined by either party giving to the other at any time not less than 364 days’ written notice.

3.	DUTIES

3.1	During the continuance of his employment as Chief Executive and Managing Director of the Company, the Executive will:

3.1.1	provide his services to and be responsible for the management and operation of the affairs and business of the Company and each of the other members of the Group from time to time;

3.1.2	be responsible for the recruitment, terms of appointment and dismissal of staff in the Group provided that the recruitment of any person whose base salary would be equal to or in excess of the amount per annum specified from time to time by the Remuneration Committee, and the terms of their employment (and any modification thereto) shall be upon the recommendation of the Executive and shall be subject to approval of the Remuneration Committee;

3.1.3	perform such duties as are generally held by and/or delegated to chief executives and/or managing directors of UK companies whose shares are publicly listed;

3.1.4	perform such other duties as may from time to time be necessary to implement the decisions of the Board provided that such duties are consistent with the

Executive’s position as the Managing Director and Chief Executive of the Group;

3.1.5	in all respects comply with the reasonable and lawful directions given by or under the authority of the Board which do not otherwise derogate from the terms of this Agreement, including complying with the Company’s corporate governance policies adopted from time to time by the Board;

3.1.6	use his best endeavours to promote the interests of the Group;

3.1.7	unless prevented by incapacity devote such of his business time and efforts as shall be necessary to perform his duties under this Agreement;

3.1.8	subject to removal as permitted under this Agreement or pursuant to the Articles of Association of the Company or by law, be entitled to be a director of the Company during the continuance of this Agreement; and

3.1.9	refer to the Board of the Company all matters which require Board approval.

3.2	The agreed hours of work of the Executive will be such hours as may be required for the proper performance of his duties under this Agreement. The Executive will perform those duties at such place or places in the United Kingdom or elsewhere as the Board may from time to time determine PROVIDED THAT he shall be based at the principal executive offices of the Company located in London, England.

4.	SALARY AND BONUS

4.1	During the continuance of his employment, the Executive will be entitled to a salary at the rate of £750,000 per annum (or such higher rate as may from time to time to be agreed between the parties hereto) subject to an annual review in July in each year (which review shall never result in the Executive’s then annual salary being reduced) and such further merit reviews as the Board (acting in consultation with its Remuneration Committee) may in its sole discretion deem appropriate.

4.2	The Executive’s salary will accrue from day to day and shall be payable by equal monthly instalments in accordance with Company policy in effect from time to time.

4.3	If and to the extent that the amount of salary and Expenses Allowance (as defined in clause 8.1) received by the Executive in respect of the period from 27 November, 2003 to 30 April 2004 falls short of the amount to which the Executive is entitled pursuant to the operation of clauses 4.1, 4.2 and 8.1, amount of the shortfall shall be added to the salary payment to be made in May 2004.

4.4	The Executive shall be paid a bonus amount depending upon the performance criteria adopted by the Remuneration Committee for each financial year during the continuance of the Agreement, including earnings growth, subscriber growth, magnitude of free cash flow and such other criteria which may be agreed with the Executive. The amount paid under this clause in respect of the financial year ending 30 June, 2005 will be £1 million if the performance targets for such year are met and such appropriate lesser amount if and to the extent such targets are not met up to a maximum of £1.5 million where such targets have been exceeded. The amount of bonus capable of being earned by the Executive in each subsequent financial year shall not be less than that capable of being earned in the financial year ending 30

June, 2005 and shall similarly be calibrated against the budget adopted by the Company following the annual planning process carried out in conjunction with the Executive. For the year ending 30 June, 2004 the Executive shall be entitled to a discretionary bonus set at a lower level to reflect, among other matters, the fact that the Executive will not have been engaged by the Company throughout the whole of the year ending on such date. The bonus (if any) due to the Executive will be paid 14 days after the adoption of the accounts for the relevant year. For the avoidance of doubt but subject always to the provisions of clause 16, when the executive’s employment ends he will receive a bonus, as and when the amount of the same is calculated, which is pro rata to his length of service during the year in which the Date of Termination occurs.

4.5	The Executive shall be entitled to participate in the Company’s Long Term Incentive Plan for senior executives (“the LTIP”), in accordance with the rules of the LTIP from time to time and in this respect (and without prejudice to the Executive’s eligibility to participate in awards in subsequent financial years) the Company shall make a one off performance award to the Executive under the LTIP of 450,000 shares of the Company, the vesting of which shall be subject to performance criteria to be agreed between the Company and the Executive, it being accepted that 70% of the award will be subject to internal performance metrics being outperformed (equally weighting DTH subscriber growth, earnings per share growth and free cash flow per share) with the balance of 30% being subject to total shareholder return performance. Prior to any event which would otherwise lead to a vesting of shares awarded under the LTIP the Company may elect instead to pay the Executive in cash an amount equal to the then market value of such shares and upon such payment the right of the Executive to the vesting in him of such shares shall lapse.

5.	PENSION SCHEME

5.1	The Executive shall be eligible to be a member of the BSkyB Pension Scheme (which is contracted out under the Social Security (Pensions) Act 1975) and to be a member of such scheme upon the terms and conditions from time to time applicable under such scheme.

5.2	The Company shall make contributions to such scheme at a rate of 8% of the annual pensionable salary of the Executive from time to time. If and to the extent that the amount of the Company’s contributions is capped by law at an effective rate of less than 8% of the Executive’s annual salary, the Company shall pay to the Executive by way of additional salary the difference between 8% of the Executive’s annual salary and the amount of the capped rate.

5.3	The Executive shall be entitled to make contributions to such scheme at the rate of up to 4% of the annual salary of the Executive from time to time, or such lesser amount as may be permitted from time to time under such scheme.

6.	LIFE ASSURANCE AND HEALTH INSURANCE

6.1	Subject to cover being available at rates reasonably acceptable to the Company and to any conditions the Company may from time to time reasonably prescribe, the Company will provide and maintain, at its own expense, life assurance for the Executive with coverage equivalent to that which is provided to other senior executives of the Company but in no event less than four times the basic salary, such provision to be subject to the terms and conditions from time to time of the insurance policy.

6.2	The Executive shall be entitled to membership of any medical insurance scheme in force for the time being and applicable for full-time employees or officers of the Company, for himself and his spouse and their unmarried children aged under 21 and the Company shall pay the subscriptions therefor.

7.	CAR

The Company shall provide the Executive with the use of a motor car of a make and type to be agreed between the parties hereto and, where appropriate, a driver during the term of this Agreement.

8.	ADDITIONAL BENEFITS

8.1	Subject to the provisions of clause 8.2, in each year during the continuance of his employment, the first such year having commenced on 27 November, 2003, the Executive shall be entitled to receive from the Company a relocation allowance of £200,000 (the “Expenses Allowance”). The Expenses Allowance shall be in satisfaction of the aggregate of all the Executive’s expenses incurred in respect of those matters listed under clause 8.3 (other than those which prior to the date of this Agreement have already been paid or reimbursed by the Company) and shall be payable in equal monthly instalments.

8.2	If the employment of the Executive hereunder extends beyond three years from 27 November, 2003 the Executive shall have no entitlement to the Expenses Allowance for such fourth or any subsequent year.

8.3	The Expenses Allowance shall cover the following:

8.3.1	all expenses incurred by the Executive in connection with the provision of temporary accommodation for the Executive (whether in a hotel or in a rented property);

8.3.2	all costs incurred by the Executive in relocating to the United Kingdom to take up his employment with the Company including any fees incurred in connection with obtaining any visa or work permit required by the Executive, his spouse or his children;

8.3.3	all costs of rental and maintenance of home telephones and faxes and all charges for calls made thereon;

8.3.4	all professional fees incurred by the Executive in connection with obtaining appropriate tax advice;

8.3.5	all costs in respect of non-business related international flights for the Executive, his spouse and his children; and

8.3.6	all school or education fees in respect of the Executive’s children.

8.4	The Company shall also provide personal computer and facsimile machine facilities for the Executive at his residence(s) together with a mobile telephone and shall pay all costs associated with the ownership, maintenance and operation of such equipment.

9.	OTHER EXPENSES

In addition to his remuneration hereunder the Executive shall be provided or reimbursed all first class (where available) travelling, hotel and other expenses properly and reasonably incurred by him in the discharge of his duties hereunder in accordance with the relevant rules of the Company for the time being in force which are notified to the Executive in writing, which said expenses shall be evidenced in such manner as the Company may reasonably require. Any credit and charge cards supplied to the Executive by the Company shall be returned to the Company on the termination of his employment. Any money paid to the Executive to meet expenses incurred on a Company credit or charge card shall be used for that purpose and no other. The Executive shall be liable for the discharge of any personal expenses incurred by him using the Company credit or charge card.

10.	HOLIDAYS

10.1	In addition to public holidays, the Executive will be entitled to that number of weeks’ holiday in each calendar year which the Company provides to its other senior executives, to be taken at such times as the business of the Company reasonably permits, and so that holidays not taken in one year may be carried over to succeeding years. A record of the holidays taken by the Executive shall be maintained by the Company.

10.2	On the termination of the Executive’s employment for any reason, payment in lieu of holiday accrued but not taken in the years up to the Date of Termination (and any preceding years) will be made.

11.	SICKNESS AND INJURY

11.1	If the Executive is absent from work due to sickness or injury he will be paid sick pay (at the rate of the Executive’s then current salary and benefits) by the Company as follows:

Service	Sick Pay

Less than one year	13 weeks
Over 1 year	26 weeks

Payment of company sick pay will be based on a 12 month rolling period (i.e. any paid absence for sickness or injury in the 12 months immediately preceding the commencement of a new period of such absence will be deducted from the sickness payment shown above).

11.2	If the Executive shall at any time be incapacitated or prevented by illness, injury, accident or other circumstances beyond his control (such incapacity or prevention being hereinafter referred to as “the incapacity”) from discharging in full his duties hereunder for an aggregate of:-

(i)	three months;

(ii)	his applicable sick leave entitlement; and

(iii)	his accrued holiday entitlement;

in any 12 consecutive calendar months the Company may by notice in writing to the Executive given at any time so long as the incapacity shall continue:

(a)	discontinue payment in whole or part of the said salary on and from such date as may be specified in the notice until the incapacity shall cease; or

(b)	(whether or not payment shall already have been discontinued as aforesaid) terminate the employment forthwith or on such date as may be specified in the notice;

provided that upon any such termination, the Company shall pay to the Executive, by way of compensation:

(i)	two years salary calculated on the basis of the annual rate of salary applicable on the date notice is given;

(ii)	an amount equal to twice the value of the benefits (as described in clauses 5 to 8 inclusive of this Agreement) given by or on behalf of the Company to the Executive during the year preceding the Date of Termination save that any amount referable to the Expenses Allowance shall be reduced (before applying the two times multiplier) by and to the extent that the Expenses Allowance would have ceased to be payable in the following twelve months in accordance with clause 8.2;

(iii)	any expenses or benefits due to the Executive to the Date of Termination; and

(iv)	any bonus accrued in the financial year but not paid as at such termination in accordance with clause 4.4 less the amount recovered by the Executive pursuant to any insurance policy provided to the Executive at the Company’s expense.

11.3	The Executive shall comply with the Company’s illness and sickness reporting requirements as are notified to him in writing and in force from time to time.

11.4	The Company shall be entitled (but no more frequently than once in any twelve month period) to require the Executive to submit himself to a medical examination at the expense of the Company.

12.	OTHER ACTIVITIES AND INTERESTS IN OTHER BUSINESS

12.1	Save with the written consent of the Board, the Executive will not during the continuance of his employment be engaged or interested (except as the holder for investment of up to five percent (5%) of any class of quoted or unquoted securities) either directly or indirectly in any business or occupation in competition with the Company and its subsidiaries. To the extent that the Executive is engaged or interested in any other non-competing business or occupation during his employment, such engagement or interest shall in no way impinge on his working day at the Company nor detract from the proper performance of his duties.

12.2	The Executive hereby agrees with the Company that if, at any time during his employment hereunder, he becomes aware of any ideas or proposals that could be exploited by the Group in relation to its United Kingdom and the Republic of Ireland satellite broadcasting business, he shall ensure that any such idea or proposal is offered to the Group, on a first refusal basis, before it is offered to any other person.

13.	SHARE DEALINGS

13.1	The Executive shall at all times comply with the requirements of section 324 of the Companies Act 1985 and will not act so as to commit an offence of insider dealing under Part V of the Criminal Justice Act 1993 nor engage in behaviour amounting to market abuse under Part VIII of the Financial Services and Markets Act 2000.

13.2	During his employment and, if later, until he ceases to be a director of the Company, the Executive will not (and will procure, so far as he is able, that his spouse, dependent children and persons connected with him will not) deal or become or cease to be interested (within the meaning contained in Part I of Schedule 13 to the Companies Act 1985) in any shares or other securities of the Company or any subsidiary or associate of the Company except in accordance with the Company’s Code of Practice in force from time to time in relation to such transactions, a copy of which is available from the Secretary of the Company.

13.3	During his employment and, if later, until he ceases to be a director of the Company, the Executive will notify the Secretary of the Company immediately of any dealing in the shares or other securities of the Company including the grant, acceptance, exercise or disposal of any option or other right or obligation to acquire or dispose of shares or securities. The notification shall include the nature of the dealing, the nature and extent of the Executive’s interest in it, the date on which the dealing was effected and the price, number (or amount) and class of shares or securities. The Executive will take all reasonable steps to notify the Secretary of the Company of any such dealing by persons connected with the Executive and to ensure that such persons are aware of his obligation to notify such dealing and to secure their co-operation in discharging it. In addition to the details required above, the notification of any such dealing shall include the identity of the person connected with the Executive.

13.4	For the purposes of this clause 13, “connected” has the meaning attributed to it by section 346 of the Companies Act 1985.

14.	CONFIDENTIALITY

14.1	The Executive will not during the continuance of his employment or afterwards (unless authorised to do so by the Board or by a court of competent jurisdiction):

14.1.1	use for his own benefit or the benefit of any other person;

14.1.2	disclose to any person; or

14.1.3	through any failure to exercise all personal due care and diligence cause or permit any unauthorised disclosure of any confidential information of the Company or any of its subsidiaries which he has obtained by virtue of his employment or in respect of which the Company is bound by an obligation of confidence to a third party (“Confidential Information”). Confidential Information shall include, without limitation, information relating to research projects, prices, discounts, mark-ups, future business strategy, marketing, tenders and any price sensitive information.

14.2	The Executive shall not during the continuance of this Agreement make otherwise than for the benefit of the Company any notes, memoranda, records and writings relating to any matter within the scope of the business of the Group or concerning any of the Group’s dealings or affairs, it being agreed by the parties that all such notes or memoranda made by the Executive shall be the property of the Company and shall be handed over by the Executive to the Company from time to time on demand and in any event upon the Date of Termination.

14.3	The restriction in this clause will not prevent the Executive, after the Date of Termination, from using for his own or another’s benefit, any information which becomes available to the public generally other than by reason of a breach by the Executive of his obligations under this Agreement but any such use will be subject to the restrictions contained in clause 15 below.

15.	PROTECTION OF INTERESTS OF COMPANY, ETC.

15.1	In this clause:

15.1.1	“Competing Business” shall mean any business carried on within the United Kingdom which wholly or partly competes with any business which at the Date of Termination the Company or any of its subsidiaries or associates carries on;

15.1.2	“Prospective Business” shall mean any business carried on within the United Kingdom which wholly or partly competes with any business which at the Date of Termination the Company or any of its subsidiaries or associates proposes to carry on in the immediate or foreseeable future, save for any such business in relation to which the Executive did not possess a material amount of Confidential Information as at the Date of Termination;

15.2	Until the expiration of 6 months from the Date of Termination, except in the event of a termination of this Agreement by the Company in repudiatory breach of its terms, the Executive shall not directly or indirectly:

15.2.1	carry on or be interested in a Competing Business SAVE that he may hold for investment up to 5% of any class of quoted or unquoted securities;

15.2.2	act as a consultant or employee or worker or officer in any capacity in a Competing Business or provide any advice to a Competing Business;

15.2.3	act as a consultant or employee or officer in any capacity in a Prospective Business or provide any advice to a Prospective Business, SAVE to the extent that the Executive demonstrates to the reasonable satisfaction of the Company that his duties or work are not likely to involve disclosure or use of any of the Confidential Information possessed by the Executive.

Provided always that nothing in this clause 15.2 shall be read or construed as preventing the Executive from acting as a consultant, employee or officer of, or for, that part, and that part only, of a business which does not compete, directly or indirectly, with any business which at the Date of Termination the Company or any of its subsidiaries or associates carries on or proposes to carry on provided further that the Executive demonstrates to the reasonable satisfaction of the Company that his duties or work are not likely to involve disclosure or use of any of the Confidential Information possessed by the Executive.

15.3	References in this clause to acting directly or indirectly include (without prejudice to the generality of that expression) references to acting alone or jointly with or by means of any other person.

15.4	Until the expiration of 6 months from the Date of Termination, the Executive will not directly or indirectly solicit or entice away or endeavour to solicit or entice away from the Company or any member of the Group, in competition with the Company or, as the case may be, in competition with the relevant member of the Group, any person employed by the Company or any member of the Group in a senior executive capacity at the Date of Termination with whom the Executive has had dealings during the year preceding the Date of Termination with a view to inducing that person to leave such employment and to act for another employer in the same, or a similar, capacity in relation to the same field of work.

15.5	After the Date of Termination or, if later, the date of his ceasing to be a director of the Company or any other member of the Group the Executive will not falsely represent himself or permit himself to be held out as being in any way connected with or interested in the business of the Company or the business of any member of the Group.

15.6	The restrictions in sub-clauses 15.2.1, 15.2.2, 15.2.3, 15.4 and 15.5 hereof are separate and severable and in the event of any such restriction (including clause 15.3) being determined as being unenforceable in whole or in part for any reason such unenforceability shall not affect the enforceability of the remaining restrictions or in the case of part of a restriction being unenforceable, the remainder of that restriction.

15.7	The restrictions entered into by the Executive in sub-clauses 15.2.1, 15.2.2, 15.2.3, 15.4 and 15.5 are given to the Company for itself and as trustee for any member of the Group and the Executive agrees that he will at the request and cost of the Company enter into a further agreement with any such company whereby he will accept restrictions corresponding to the restrictions in this Agreement (or such of them as that company in its discretion shall deem appropriate). The Company declares that insofar as these restrictions relate to any member of the Group it holds the benefit of them as trustee. In exercising any right as trustee hereunder the Company shall be entitled to limit the action it takes to such action as it may, in its absolute discretion, consider reasonable.

16.	TERMINATION

16.1	(Termination by the Executive for Cause)

The Executive will be entitled to terminate this Agreement immediately by notice in writing if:

16.1.1	the Company commits a serious or persistent breach of any term of this agreement which is not rectified within twenty (20) business days of the written notice requiring remedy (if capable of remedy), provided, however, if the same or substantially similar breach has previously occurred and notice has been given, then no additional notice shall be required; or

16.1.2	he is removed or not re-appointed as a director of the Company.

16.2	(Termination by BSkyB for Cause)

The Company will be entitled to terminate the employment of the Executive immediately by notice in writing if he:

16.2.1	commits a serious or persistent breach of any material term of this Agreement which is not rectified within ten (10) business days of the written notice requiring remedy (if capable of remedy), provided, however, if the same or substantially similar breach has previously occurred and notice has been given, then no additional notice shall be required;

16.2.2	is convicted of an indictable offence (other than a driving offence) for which a period of imprisonment (other than a suspended sentence) is imposed;

16.2.3	becomes of unsound mind, bankrupt or compounds with his creditors to the extent such compounding interferes with the Executive’s due and proper discharge of his duties; or

16.2.4	becomes prohibited by law from being a director of the Company (other than for reasons beyond the Executive’s control) PROVIDED ALWAYS that the Company shall give all reasonable assistance to the Executive (including but not limited to engaging specialist immigration lawyers at the Company’s cost) to ensure that his working visa or permit is reviewed or extended from time to time when due.

16.3	On due termination by the Company for Cause under clause 16.2, the Executive shall be entitled to receive such amount of his basic salary together with the benefits described in clauses 5 to 8 inclusive of this Agreement accrued due to him up to the Date of Termination but, for the avoidance of doubt, excluding the Executive’s annual bonus in accordance with clause 4.4 and the right to be granted an LTIP award pursuant to clause 4.5

16.4	On the Date of Termination (and without affecting the rights or remedies of either party in respect of such termination or rights or remedies accrued as at such Date of Termination) the Executive will promptly:

16.4.1	resign (if he has not already done so) from all offices held by him in the Company and its subsidiaries and associates; and

16.4.2	deliver up to the Company all lists of customers, correspondence, documents, credit cards and other property (including but not limited to any car) belonging to the Company or any member of the Group which may be in his possession or under his control and the Executive irrevocably authorises the Company in his name and on his behalf to execute all documents and do all things necessary to effect the resignations referred to above, in the event of his failure to do so.

16.5	Any rights or obligations of the Executive under this Agreement which are expressed to continue after the Date of Termination shall continue in full force and effect notwithstanding the termination of his employment, provided that:

16.5.1	any such rights shall not continue if the Executive’s employment is terminated by the Company for Cause under clause 16.2 or under clause 16.7 other than such rights as are specified in such clauses; and

16.5.2	any such obligations shall not continue if the Executive’s employment is terminated by the Executive for Cause under clause 16.1 or is otherwise terminated by the Company in breach of the terms of this Agreement.

16.6	The Executive agrees that for the purposes of the Employment Rights Act 1996, the Company may apply any sums which may be due from the Company to the Executive (including, without limitation, accrued salary and/or holiday pay) at the Date of Termination against any sums which may be due from the Executive to the Company in respect of any overpayment of any amounts paid under this Agreement, any loans to the Executive made by the Company or any of its associates and any amounts in respect of income tax and PAYE liabilities.

16.7	(Termination for No Cause)

The Company may, in its discretion, terminate the Executive’s employment forthwith at any time by giving him written notice together with a compensation payment of:

16.7.1	one year’s salary calculated on the basis of the annual rate of salary applicable on the date notice is given;

16.7.2	an amount equal to the value of the benefits (comprising the benefits described in clauses 5 to 8 inclusive of this Agreement but, for the avoidance of doubt, excluding the Executive’s annual bonus in accordance with clause 4.4 and the right to be granted an LTIP award pursuant to clause 4.5) given by or on behalf of the Company to the Executive during the last complete financial year preceding the Date of Termination save that any amount referable to the Expenses Allowance shall be reduced by and to the extent that the Expenses Allowance would have ceased to be payable in the following twelve months in accordance with clause 8.2;

16.7.3	an estimate of the amount of any bonus to which the Executive would be entitled in respect of the period up to the Date of Termination in accordance with clause 4.4; and

16.7.4	any expenses due to the Executive up to the Date of Termination.

Any such payment (less any deductions which the Company may be required to make including, without limitation, in respect of income tax and less any amounts owed by the Executive to the Company in respect of any overpayment of any amounts paid under this Agreement, any loans to the Executive made by the Company or any of its associates and any amounts in respect of income tax and PAYE liabilities) shall be accepted by the Executive in full and final settlement of all claims which he may have against the Company or any subsidiary or associate of the Company arising out of his employment or its termination other than in respect of pension rights accrued up to the date of Termination, any personal injury claims and any claims pursuant to the indemnity or policy referred to in clause 17.

The discretion to terminate the Executive’s employment given to the Company by this clause shall not preclude the Company from exercising any right which it may have validly to terminate the Executive’s employment pursuant to clause 16.2 of this Agreement.

17.	INDEMNITY

17.1	The Company shall to the fullest extent permitted by law indemnify and hold harmless the Executive from and in respect of any liability (including but not limited to legal costs on a full indemnity basis) that may be incurred by him in the due and proper performance of his duties hereunder and otherwise in giving effect to this Agreement.

17.2	The Company shall from time to time effect and maintain in the name of the Executive with a reputable insurance company a directors’ and officers’ liability policy in the name of the Company and so as to insure the Executive in respect of such risks as may be generally insured against for persons occupying similar positions to the Executive.

18.	DISCIPLINE AND GRIEVANCES

18.1	The Deputy Chairman of the Company will be responsible for communicating any disciplinary warnings to the Executive. Any dismissal will be communicated by the deputy Chairman of the Company with a right of appeal to the Board.

18.2	If the Executive has any grievance relating to his employment he may raise it initially with the Deputy Chairman of the Company. If the grievance is not thereby resolved the Executive may appeal to the Board whose decision will be final.

19.	ADDITIONAL PARTICULARS

The following additional particulars are given for the purposes of The Employment Rights Act 1996:

19.1.1	the period of continuous employment of the Executive by the Company shall be deemed to have begun on 27 November, 2003;

19.1.2	except as otherwise provided by this Agreement, there are no terms or conditions of employment relating to hours of work or to normal working hours or to entitlement to holidays (including public holidays) or holiday pay or to incapacity for work due to sickness or injury or to pensions or pension schemes or requiring the Executive to work outside the country for a period of more than one month.

20.	ENTIRE AGREEMENT

20.1	The Executive confirms that:

20.1.1	in entering into this Agreement he has not relied on any representation, warranty, assurance, covenant, indemnity, undertaking or commitment which is not contained in this Agreement, or any document referred to in it; and

20.1.2	in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies he has in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with the entering into or performance of this Agreement are under this Agreement and, for the avoidance of doubt and without limitation, the Executive does not have any right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement).

21.	ASSIGNMENT

The Company reserves the right forthwith on written notice to the Executive to assign its rights and obligations under this Agreement to any subsidiary or related company of the Company and thereafter any reference to the Company in this Agreement shall thereafter be as a reference to any such subsidiary or related company of the Company PROVIDED THAT nothing in this clause shall allow the Company or such subsidiary or related company to employ the Executive in any capacity other than Chief Executive and Managing Director of British Sky Broadcasting Group plc without the Executive’s written consent.

22.	NOTICES

22.1	A notice, approval, consent or other communication given under or in connection with this Agreement (in this clause known as a “Notice”):

22.1.1	must be in writing:

22.1.2	must be left at the address of the addressee or sent by pre-paid first class post (airmail if posted from a place outside the United Kingdom) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause, and marked for the attention of the person so specified, or to such other address in the United Kingdom or facsimile number and/or marked for the attention of such other person as the relevant party may from time to time specify by Notice given in accordance with this clause.

The relevant details of each party are:

British Sky Broadcasting Group plc

Address: Grant Way, Isleworth, Middlesex, TW7 5QD

Facsimile: 0207 705 3254

Attention: Head of Legal and Business Affairs (marked “Private and Confidential”)

James Rupert Murdoch

Address: -c/o Grant Way, Isleworth, Middlesex TW7 5QD

Facsimile: 0207 705 6707

22.2	In the absence of evidence of earlier receipt, any Notice shall take effect from the time that it is deemed to be received in accordance with clause 22.3 below.

22.3	Subject to clause 22.4 below, a Notice is deemed to be received:

22.3.1	in the case of a Notice left at the address of the addressee, upon delivery at that address;

22.3.2	in the case of a posted letter, on the third day after posting or, if posted from a place outside the United Kingdom, the seventh day after posting;

22.3.3	in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient provided that a confirmatory copy of such facsimile shall have been sent by post in accordance with clause 22.1 within 24 hours of such transmission.

22.4	A Notice received or deemed to be received in accordance with clause 22.3 above on a day which is not a Business Day of after 5 p.m. on any Business Day, shall be deemed to be received on the next following Business Day.

22.5	For the purposes of this clause, “Business Day” shall mean a day not being a Saturday on which trading banks are generally open for business in the City of London.

22.6	Each party undertakes to notify the other party by Notice served in accordance with the clause if the address or other details specified herein are no longer appropriate for the service of a Notice.

23.	GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of England and each of the parties irrevocably submits to the jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.

24.	COUNTERPARTY

This Agreement may be signed in counterparts and each counterpart shall be valid and effective as if it had been executed by each of the parties and both such counterparts shall together constitute one document.

IN WITNESS whereof the parties hereto have executed this Agreement as a Deed as of the day and year first above written.

SIGNED as a DEED by JAMES RUPERT	)
MURDOCH	)
in the presence of:-)

/s/ J. R Murdoch

SIGNED as a DEED by BRITISH SKY	)
BROADCASTING GROUP PLC by its	)
duly authorised agent	)

/s/ M. D. Stewart		/s/ D. Gormley